Filed Pursuant to Rules 163 and 433

Registration No. 333-137259 and 333-137259-01

September 12, 2006

Media Relations Contact:
Brian Ziel, (831) 439-5429
brian.ziel@seagate.com

Investor Relations Contact:
Rod Cooper, (831) 439-2371
rod.cooper@seagate.com

SEAGATE TECHNOLOGY ANNOUNCES OFFERING OF $1.25 BILLION OF SENIOR

UNSECURED NOTES AND INTENTION TO ENTER INTO NEW $500 MILLION CREDIT

FACILITY

SCOTTS VALLEY, Calif. — September 12, 2006 — Seagate Technology (NYSE: STX) today announced that it intends to offer, subject to market and other conditions, three series of debt securities for an aggregate principal amount of $1.25 billion. Seagate expects the $1.25 billion senior unsecured notes will be comprised of three-year floating rate notes, and five- and ten-year fixed rate notes. The notes are expected to be issued by Seagate Technology HDD Holdings, a direct wholly-owned subsidiary of Seagate Technology, and guaranteed by Seagate Technology on a full and unconditional basis.

Seagate intends to use the net proceeds from the offering to redeem the $400 million principal amount of its 8% Senior Notes due 2009, to fund a portion of its previously announced $2.5 billion stock repurchase program and for general corporate purposes.

Morgan Stanley, JPMorgan and Goldman, Sachs & Co. are acting as joint book-running managers of the offering.

Seagate also announced today that it intends to enter into an amended and restated unsecured revolving credit facility providing for borrowings of up to $500 million with a five-year maturity. Seagate may use borrowings under this facility from time to time to fund, among other things, additional share repurchases under the program described above.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offering of securities may be made only by means of a prospectus.

Seagate Technology Announces Offering of $1.25 Billion of Senior Unsecured Notes and Intention to Enter into New $500 Million Credit Facility

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After a registration statement has been filed, copies of the prospectus can be obtained from:

Morgan Stanley & Co. Incorporated

180 Varick Street

New York, New York 10014;

Attention: Prospectus Department

J.P. Morgan Securities Inc.

270 Park Avenue - 8th Floor Syndicate Desk

New York, New York 10017

Goldman, Sachs & Co.

85 Broad Street

New York, NY 10004

Attention: Prospectus Department

About Seagate

Seagate is the worldwide leader in the design, manufacture and marketing of hard disc drives, providing products for a wide-range of Enterprise, Desktop, Mobile Computing, and Consumer Electronics applications. Seagate’s business model leverages technology leadership and world-class manufacturing to deliver industry-leading innovation and quality to its global customers, and to be the low cost producer in all markets in which it participates. The company is committed to providing award-winning products, customer support and reliability to meet the world’s growing demand for information storage. Seagate can be found around the globe and at www.seagate.com.

Seagate and Seagate Technology are registered trademarks of Seagate Technology LLC.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements related to the proposed offering of senior unsecured notes, the anticipated amended and restated credit facility and the anticipated use of proceeds therefrom. These forward-looking statements are based on information available to Seagate as of the date of this press release. Current expectations, forecasts and assumptions involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond the company’s control. In particular, such risks and uncertainties include the impact of conditions in the credit markets generally and, in particular, for companies in the markets in which Seagate operates. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in the company’s Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission on September 11, 2006. These forward-looking statements should not be relied upon as representing the company’s views as of any subsequent date and Seagate undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

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The issuer and the guarantor of the securities that are the subject of this press release may file a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you a prospectus if you request by calling toll-free 1-866-718-1649.